UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Maxwell Technologies, Inc.
(Name of Subject Company)

Maxwell Technologies, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)
Common Stock—577767106
(CUSIP Number of Class of Securities)

Dr. Franz Fink
President and Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, California 92123
(858) 503-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Larry W. Nishnick, Esq.
Patrick J. O’Malley, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Maxwell Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, as amended by that certain Amendment No. 1 to Schedule 14D-9 previously filed by the Company with the SEC on March 15, 2019 and Amendment No. 2 to the Schedule 14D-9 previously filed by the Company with the SEC on March 25, 2019 (collectively, as may be further amended and supplemented from time to time, the “Schedule 14D-9”) relating to the exchange offer by Cambria Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tesla, Inc., a Delaware corporation (“Tesla”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Tesla with the SEC on February 20, 2019, as amended on March 15, 2019 and March 28, 2019, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Maxwell Common Stock.

The terms and conditions of the offer are set forth in Tesla’s prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Tesla has filed on February 20, 2019, as amended on March 15, 2019 and March 28, 2019 with the SEC, and which, with the related letter of transmittal, together with any further amendments or supplements, collectively constitute the “Offer.”

Each Maxwell stockholder that participates in the Offer will receive, for each share of Maxwell Common Stock validly tendered and not validly withdrawn, shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days immediately preceding the second trading day prior to the date of the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. For the avoidance of doubt, if the Offer were to expire at 11:59 p.m., Eastern time on a Tuesday, then, the five (5) trading days would be the preceding Monday through Friday days assuming each day on and prior to the Tuesday expiration date were a trading day (other than Saturday or Sunday). In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.
Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.
Item 8. Additional Information.
Item 8 of Schedule 14D-9 and the disclosure in the subsection “Extension of the Offer” is hereby amended and restated as follows:
“Extension of the Offer
On March 28, 2019, Offeror extended the expiration of the Offer until 11:59 p.m., Eastern time, on April 10, 2019. The Offer had been previously scheduled to expire at 11:59 p.m., Eastern time, on April 2, 2019.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL TECHNOLOGIES, INC.

Date: March 28, 2019	By:	/s/ David Lyle
Name: David Lyle
Title: Senior Vice President, Chief Financial Officer and Treasurer